Room 601, 1 Shui’an South Street, Chaoyang District

Beijing, 100012 People’s Republic of China

July 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Recon Technology, Ltd
Registration Statement on Form F-3
Filed July 9, 2021
File No. 333-257806

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Recon Technology, Ltd hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on July 21, 2021, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer